EXHIBIT 99.1

Cool Company Ltd. – Formation Completed

Golar LNG Limited ("Golar") announces today that it has sold to Cool Company Ltd. (“CoolCo”) the management organization responsible for the technical and commercial management of LNG carriers, and the provision of such services to third parties, as contemplated in the January 2022 Cool Company Ltd. formation update. CoolCo paid the previously agreed purchase price of $5 million in cash for the shares plus $1.5 million in working capital. As part of the transaction, approximately 600 maritime and office-based personnel became CoolCo employees.

Today, Richard Tyrrell also assumed his position as CEO of CoolCo, replacing Interim CEO Karl Fredrik Staubo.

FORWARD LOOKING STATEMENTS

This press release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflects management’s current expectations, estimates and projections about its operations. All statements, other than statements of historical facts, that address activities and events that will, should, could or may occur in the future are forward-looking statements. Words such as “may,” “could,” “should,” “would,” “expect,” “plan,” “anticipate,” “intend,” “forecast,” “believe,” “estimate,” “predict,” “propose,” “potential,” “continue,” or the negative of these terms and similar expressions are intended to identify such forward-looking statements.

These statements are not guarantees of future performance and are subject to certain risks, uncertainties and other factors, some of which are beyond our control and are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Golar LNG Limited undertakes no obligation to update publicly any forward-looking statements whether as a result of new information, future events or otherwise, unless required by applicable law.

Hamilton, Bermuda

July 01, 2022

Enquiries:

Golar Management Limited: + 44 207 063 7900

Karl Fredrik Staubo - CEO

Eduardo Maranhão - CFO

Stuart Buchanan - Head of Investor Relations

This information is subject to the disclosure requirements pursuant to Section 5-12 the Norwegian Securities Trading Act